# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MBody AI Ltd., CIK 0001610590
CUSIP: M6S83C106
Title of class of securities: Ordinary Shares, par value NIS 48.00
Address of issuer's principal executive offices: 7111 Syntex Drive, 3rd Floor, Mississauga, Ontario Canada (A6), L5N 8C3
Date of event which requires filing of this statement: 08/26/2026
Filed by CIK 0002154204
Persons authorized to receive notices and communications: Regan McMillan McGee, 7111 Syntex Drive, 3rd Floor, Mississauga, Ontario Canada (A6), L5N 8C3, 1 (647) 892-9516

## Reporting persons
- Regan McMillan McGee (CIK 0002154204): type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,860,097; shared voting power 0; sole dispositive power 6,860,097; shared dispositive power 0; aggregate amount beneficially owned 6,860,097 (44.9% of the class)
  Comment: The reported percentage is calculated based on 15,293,584 ordinary shares of the Issuer outstanding (based on the Issuer's press release dated September 16, 2026).
- 17343388 Canada Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 637,734; shared voting power 0; sole dispositive power 637,734; shared dispositive power 0; aggregate amount beneficially owned 637,734 (4.2% of the class)
  Comment: The reported percentage is calculated based on 15,293,584 ordinary shares of the Issuer outstanding (based on the Issuer's press release dated September 16, 2026).
- Alpha Nexus Capital Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 797,168; shared voting power 0; sole dispositive power 797,168; shared dispositive power 0; aggregate amount beneficially owned 797,168 (5.2% of the class)
  Comment: The reported percentage is calculated based on 15,293,584 ordinary shares of the Issuer outstanding (based on the Issuer's press release dated September 16, 2026).
- Atlas Machine Intelligence Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 637,734; shared voting power 0; sole dispositive power 637,734; shared dispositive power 0; aggregate amount beneficially owned 637,734 (4.2% of the class)
  Comment: The reported percentage is calculated based on 15,293,584 ordinary shares of the Issuer outstanding (based on the Issuer's press release dated September 16, 2026).
- Hydra Systems Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 239,150; shared voting power 0; sole dispositive power 239,150; shared dispositive power 0; aggregate amount beneficially owned 239,150 (1.6% of the class)
  Comment: The reported percentage is calculated based on 15,293,584 ordinary shares of the Issuer outstanding (based on the Issuer's press release dated September 16, 2026).
- IronSphere Intelligence Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 159,433; shared voting power 0; sole dispositive power 159,433; shared dispositive power 0; aggregate amount beneficially owned 159,433 (1% of the class)
  Comment: The reported percentage is calculated based on 15,293,584 ordinary shares of the Issuer outstanding (based on the Issuer's press release dated September 16, 2026).
- McGee Group Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,515,017; shared voting power 0; sole dispositive power 1,515,017; shared dispositive power 0; aggregate amount beneficially owned 1,515,017 (9.9% of the class)
  Comment: The reported percentage is calculated based on 15,293,584 ordinary shares of the Issuer outstanding (based on the Issuer's press release dated September 16, 2026).
- Monarch Forge Capital Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 454,386; shared voting power 0; sole dispositive power 454,386; shared dispositive power 0; aggregate amount beneficially owned 454,386 (3% of the class)
  Comment: The reported percentage is calculated based on 15,293,584 ordinary shares of the Issuer outstanding (based on the Issuer's press release dated September 16, 2026).
- Obsidian Dynamics Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 558,017; shared voting power 0; sole dispositive power 558,017; shared dispositive power 0; aggregate amount beneficially owned 558,017 (3.6% of the class)
  Comment: The reported percentage is calculated based on 15,293,584 ordinary shares of the Issuer outstanding (based on the Issuer's press release dated September 16, 2026).
- PL 1 Corp: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 502,216; shared voting power 0; sole dispositive power 502,216; shared dispositive power 0; aggregate amount beneficially owned 502,216 (3.3% of the class)
  Comment: The reported percentage is calculated based on 15,293,584 ordinary shares of the Issuer outstanding (based on the Issuer's press release dated September 16, 2026).
- Perseverance Asset Holding Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 398,584; shared voting power 0; sole dispositive power 398,584; shared dispositive power 0; aggregate amount beneficially owned 398,584 (2.6% of the class)
  Comment: The reported percentage is calculated based on 15,293,584 ordinary shares of the Issuer outstanding (based on the Issuer's press release dated September 16, 2026).
- Pheonix Allocation Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 621,791; shared voting power 0; sole dispositive power 621,791; shared dispositive power 0; aggregate amount beneficially owned 621,791 (4.1% of the class)
  Comment: The reported percentage is calculated based on 15,293,584 ordinary shares of the Issuer outstanding (based on the Issuer's press release dated September 16, 2026).
- Titanlane Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 318,867; shared voting power 0; sole dispositive power 318,867; shared dispositive power 0; aggregate amount beneficially owned 318,867 (2.1% of the class)
  Comment: The reported percentage is calculated based on 15,293,584 ordinary shares of the Issuer outstanding (based on the Issuer's press release dated September 16, 2026).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 48.00
Name of issuer: MBody AI Ltd.
Address of issuer's principal executive offices: 7111 Syntex Drive, 3rd Floor, Mississauga, Ontario Canada (A6), L5N 8C3
Comment: This Schedule 13D (this "Schedule 13D") relates to the Ordinary Shares, par value NIS 48.00 per share (the "Ordinary Shares"), of MBody AI Ltd. (f/k/a Check-Cap Ltd.) (the "Issuer"). The principal executive offices of the Issuer are located at 7111 Syntex Drive, 3rd Floor, Mississauga, Ontario, Canada. The Ordinary Shares are listed on The Nasdaq Capital Market under the symbol "MBAI".

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed on behalf of Regan McMillan McGee (the "Reporting Person") and each of the following entities controlled by the Reporting Person (collectively with the Reporting Person, the "Reporting Persons"): 17343388 Canada Corp., Alpha Nexus Capital Corp., Atlas Machine Intelligence Inc., Hydra Systems Ltd., IronSphere Intelligence Inc., McGee Group Ltd., Monarch Forge Capital Corp., Obsidian Dynamics Corp., PL 1 Corp, Perseverance Asset Holding Corp., Pheonix Allocation Corp. and Titanlane Holdings Ltd. As used herein, the term "Reporting Person" refers to Regan McMillan McGee individually, except where context requires reference to all Reporting Persons.
Residence or business address: The business address of the Reporting Persons is 7111 Syntex Drive, 3rd Floor, Mississauga, Ontario, Canada.
Present principal occupation or employment: The Reporting Person serves as Chairman of the Board of Directors of the Issuer. The Reporting Person is also the Chairman and Chief Executive Officer of Apollo Technology Capital Corporation, an investment and governance platform focused on founder-led companies.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The Reporting Person is a citizen of Canada.

The following information is provided with respect to each entity that is a Reporting Person. Each of the following entities is a private corporation organized under the laws of Canada and controlled by Regan McMillan McGee. The principal business of each entity is holding investments. The business address of each entity is 7111 Syntex Drive, 3rd Floor, Mississauga, Ontario, Canada. During the last five years, none of the above entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired beneficial ownership of the Ordinary Shares reported herein primarily through the conversion of shares of common stock of MBody AI Corp. ("MBody AI") into Ordinary Shares of the Issuer in connection with the merger (the "Merger") of CC Merger Sub Inc. ("Merger Sub"), a wholly-owned subsidiary of the Issuer, with and into MBody AI, with MBody AI surviving as a wholly-owned subsidiary of the Issuer, which closed on August 26, 2026 (the "Closing"), pursuant to the Agreement and Plan of Merger, dated September 12, 2025 (the "Merger Agreement"), by and among the Issuer, Merger Sub and MBody AI. Pursuant to the Merger Agreement, each share of MBody AI capital stock outstanding immediately prior to the effective time of the Merger was converted into the right to receive a number of Ordinary Shares such that former MBody AI equityholders own approximately 90% of the issued and outstanding Ordinary Shares on a fully diluted basis following the Merger.

In addition, the Reporting Person exercises control over 20,000 Ordinary Shares held directly by Apollo Technology Capital Corporation (formerly known as Nobul AI Corp.) and/or its affiliates, which were acquired prior to the Merger.

No cash consideration was paid by the Reporting Person in connection with the acquisition of Ordinary Shares through the Merger.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired beneficial ownership of the Ordinary Shares reported herein in connection with the closing of the Merger on August 26, 2026, as described in Item 3 above. In addition, the Reporting Person exercises control over 20,000 Ordinary Shares held directly by Apollo Technology Capital Corporation (formerly known as Nobul AI Corp.) and/or its affiliates, which were acquired prior to the Merger. The Reporting Person serves as Chairman of the Board of Directors of the Issuer.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and may from time to time acquire additional Ordinary Shares, or retain or sell all or a portion of the Ordinary Shares then held, in the open market, block trades or privately negotiated transactions. Any actions the Reporting Person might undertake with respect to his investment in the Issuer may be made at any time and from time to time and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer's securities; and other factors and future developments.

Mr. McGee serves as the Chairman of the Board of Directors of the Issuer. In such capacity, Mr. McGee may have influence over the Issuer's corporate activities, including activities that may relate to the matters referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person has no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Person beneficially owns an aggregate of 6,860,097 Ordinary Shares, representing approximately 44.9% of the Ordinary Shares outstanding. The reported percentage is calculated based on 15,293,584 ordinary shares of the Issuer outstanding (based on the Issuer's press release dated September 16, 2026).

Specifically, the Reporting Person's beneficial ownership consists of:

(i) 6,840,097 Ordinary Shares received upon conversion of shares of MBody AI capital stock held by the following entities controlled by the Reporting Person, in connection with the Merger:

17343388 Canada Corp.: 637,734 Ordinary Shares; Alpha Nexus Capital Corp.: 797,168 Ordinary Shares; Atlas Machine Intelligence Inc.: 637,734 Ordinary Shares; Hydra Systems Ltd.: 239,150 Ordinary Shares; IronSphere Intelligence Inc.: 159,433 Ordinary Shares; McGee Group Ltd.: 1,515,017 Ordinary Shares;

Monarch Forge Capital Corp.: 454,386 Ordinary Shares; Obsidian Dynamics Corp.: 558,017 Ordinary Shares;

PL 1 Corp: 502,216 Ordinary Shares;

Perseverance Asset Holding Corp.: 398,584 Ordinary Shares; Pheonix Allocation Corp.: 621,791 Ordinary Shares;

Titanlane Holdings Ltd: 318,867 Ordinary Shares; and

(ii) 20,000 Ordinary Shares held directly by Apollo Technology Capital Corporation (formerly known as Nobul AI Corp.) and/or its affiliates over which the Reporting Person exercises control.

By virtue of his control over each of the entities listed above, the Reporting Person may be deemed to have beneficial ownership of all Ordinary Shares held by such entities. The Reporting Person disclaims beneficial ownership of such Ordinary Shares except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and dispose of 6,860,097 Ordinary Shares. The Reporting Person does not have shared voting or dispositive power over any Ordinary Shares.
Transactions in the class effected during the past sixty days: The Reporting Person has effected no transactions in the Ordinary Shares during the past sixty days, other than the acquisition of Ordinary Shares in connection with the closing of the Merger as described herein.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 is incorporated by reference in its entirety into this Item 6.

In connection with the Merger, the Issuer completed an underwritten public offering (the
"Offering") of 1,538,462 Ordinary Shares at a public offering price of $6.50 per share.

In connection with the Offering, the Reporting Person entered into a lock-up agreement with Northland Securities, Inc., as underwriter of the Offering, pursuant to which the Reporting Person agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of any Ordinary Shares for a period of 180 days following the date of the final prospectus relating to the Offering.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Agreement and Plan of Merger, dated September 12, 2025, by and among Check-Cap Ltd., CC Merger Sub Inc. and MBody AI Corp. (incorporated by reference to Annex A to the Proxy Statement on Schedule 14A filed with the SEC on September 12, 2025).

99.2 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 filed with the SEC on August 17, 2026).

## Signatures
- Regan McMillan McGee: /s/ Regan McMillan McGee, Regan McMillan McGee/Chairman (09/22/2026)
- 17343388 Canada Corp.: /s/ Regan McMillan McGee, Regan McGee/Director (09/22/2026)
- Alpha Nexus Capital Corp.: /s/ Regan McMillan McGee, Regan McGee/Director (09/22/2026)
- Atlas Machine Intelligence Inc.: /s/ Regan McMillan McGee, Regan McGee/Director (09/22/2026)
- Hydra Systems Ltd.: /s/ Regan McMillan McGee, Regan McGee/Director (09/22/2026)
- IronSphere Intelligence Inc.: /s/ Regan McMillan McGee, Regan McGee/Director (09/22/2026)
- McGee Group Ltd.: /s/ Regan McMillan McGee, Regan McGee/Director (09/22/2026)
- Monarch Forge Capital Corp.: /s/ Regan McMillan McGee, Regan McGee/Director (09/22/2026)
- Obsidian Dynamics Corp.: /s/ Regan McMillan McGee, Regan McGee/Director (09/22/2026)
- PL 1 Corp: /s/ Regan McMillan McGee, Regan McGee/Director (09/22/2026)
- Perseverance Asset Holding Corp.: /s/ Regan McMillan McGee, Regan McGee/Director (09/22/2026)
- Pheonix Allocation Corp.: /s/ Regan McMillan McGee, Regan McGee/Director (09/22/2026)
- Titanlane Holdings Ltd: /s/ Regan McMillan McGee, Regan McGee/Director (09/22/2026)